UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Urban Outfitters, Inc. 401(k) Savings Plan

Philadelphia, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2011.

Philadelphia, Pennsylvania

June 25, 2018

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

	December 31,
	2017	2016
Assets
Investments, at fair value (see Note 3)	$141,851,876	$109,427,835
Fully benefit-responsive investment contract, at contract value (see Note 4)	10,281,653	10,179,791
Receivables:
Notes receivable from participants	2,182,444	2,188,154
Total Assets	154,315,973	121,795,780

Liabilities
Refundable contributions	389,141	812,165
Total Liabilities	389,141	812,165
Net Assets Available for Benefits	$153,926,832	$120,983,615

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

Year Ended
December 31, 2017
Additions
Investment income:
Net appreciation in fair value of investments	$20,887,618
Interest and dividends	4,059,302
Total net investment income	24,946,920

Interest income on notes receivable from participants	92,240

Contributions:
Participants	17,150,861
Employer	2,595,099
Rollovers (see Note 1)	1,946,483
Total contributions	21,692,443
Total additions	46,731,603

Deductions
Benefits paid to participants	(13,362,835)
Administrative expenses	(425,551)
Total deductions	(13,788,386)

Net increase in net assets	32,943,217

Net Assets Available for Benefits
Beginning of year	120,983,615
End of year	$153,926,832

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

1.	Description of Plan

The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Urban Outfitters, Inc. (the “Company”) that have attained age 18. Eligible employees are able to participate in the Plan upon completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by a committee consisting of members appointed by the board of directors of the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the recordkeeper and custodian.

Contributions

Subject to certain limitations as outlined in the Plan documents, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed 12 months of continuous service. For each of the years ended December 31, 2017 and 2016, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts. The Plan does not accept rollovers of after-tax employee contributions or designated Roth contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s contribution and an allocation of plan investment earnings (losses), and charged with withdrawals, distributions and fees. Participant accounts are charged quarterly with an allocation of administrative expenses that are paid by the Plan. Allocations are based on account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Except as limited by the Company’s Insider Trading Policy and applicable laws, participants may change their investment options at any time.

Vesting

Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures

Participants forfeit non-vested company contributions if their employment is terminated. Forfeited non-vested company contributions are used first to pay administrative expenses of the Plan and then to reduce the Company’s contributions. As of December 31, 2017 and 2016, the Plan had forfeitures of approximately $5,000, and $18,000, respectively, available to pay administrative expenses or reduce future company contributions. Forfeitures of approximately $317,000 and $233,000 were used to pay both administrative expenses and reduce employer contributions of the Plan for the years ended December 31, 2017 and 2016, respectively.

Notes Receivable from Participants

Participants may borrow from their vested accounts up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus a fixed rate of 1% upon loan origination. Principal and interest are paid ratably through payroll deductions. Participants may only have one loan outstanding at a given time.

Payment of Benefits

A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1⁄2, may elect to receive in-service distributions. Financial hardship withdrawals are also permitted pending submission of verification to the plan administrator warranting the financial hardship.

Funding Policy

The Company remits employee deferral and company matching contributions to the Plan on a bi-weekly basis.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America except for benefit payments which are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of the Company.

Valuation of Investments

The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Interest-bearing deposits are valued at carrying value, which approximates fair value. Fully benefit-responsive investment contracts are measured at contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The financial statements include the fully benefit-responsive investment contract and its related activity on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative Expenses

Administrative expenses are calculated on a quarterly basis on total Plan Assets based upon average quarterly assets and are subject to offset for revenue received from investments. Any remaining balance, after the application of the offsets, is charged to participant’s accounts on a quarterly basis. Certain expenses of maintaining the Plan are paid for by the Company and are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the recordkeeper deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

3.	Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Topic 820 are as follows:

•	Level 1: Observable inputs based upon quoted market prices for identical assets or liabilities within active markets.
•

Level 2: Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3: Inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

ASC Topic 820 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried by the Plan as of December 31, 2017 and 2016. The Plan has described below, the methodology used to measure each major category of investment assets.

•

The Urban Outfitters, Inc. common stock fund is an employer stock fund. The fund consists of Urban Outfitters, Inc. common stock. Urban Outfitters, Inc. common stock is valued at the quoted market price from a national securities exchange which represents fair value. The Urban Outfitters, Inc. common stock fund is classified within Level 1 of the valuation hierarchy.

•

Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of the shares held by the Plan and are classified within Level 1 of the valuation hierarchy.

•	Interest-bearing deposits are valued at carrying value, which approximates fair value, and are classified within Level 1 of the valuation hierarchy.

The following tables present the fair value of investment assets as of December 31, 2017 and 2016 by type of asset and by the valuation hierarchy described above. The Plan had no assets that were classified as Level 2 or 3 as of December 31, 2017 and 2016.

	Fair Value Measurements at
	December 31, 2017
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$13,013,252	$13,013,252
Mutual funds	128,837,691	128,837,691
Interest-bearing deposits	933	933
Total investments at fair value	$141,851,876	$141,851,876

	Fair Value Measurements at
	December 31, 2016
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$10,996,561	$10,996,561
Mutual funds	98,430,523	98,430,523
Interest-bearing deposits	751	751
Total investments at fair value	$109,427,835	$109,427,835

4.	Fully Benefit-Responsive Investment Contract

The Prudential Guaranteed Income Fund (“GIF”) is a group annuity insurance contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC’’) and is backed by the full faith and creditworthiness of the issuer.

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at contract value within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

The GIF is a traditional guaranteed investment contract (“GIC”) and deemed to be fully benefit-responsive. Since the GIF is fully benefit-responsive, contract value is the relevant measurement. Contract value, as reported by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees.

Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid with 90 days notice or contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value paid either with 90 days notice or over time.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. The minimum credit rate under the contract is 1.50%.

5.	Refundable Contributions

In order to satisfy the relevant non-discrimination provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2017 and 2016 were $389,141 and $812,165, respectively. Refunds are issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions at December 31, 2017.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.	Related Party and Party-in-Interest Transactions

Certain plan investments qualify as related party and party-in-interest transactions. These include shares of the Company’s common stock, shares of a money market fund, shares of a GIC and mutual funds.

The investments held in Urban Outfitters Inc. common stock were $13,013,252 and $10,996,561 at December 31, 2017 and 2016, respectively, which comprises approximately 8% and 9% of net assets available for benefits at December 31, 2017 and 2016, respectively.

The Plan holds a money market fund (Fidelity Cash Reserves Fund) and select mutual funds (Fidelity Spartan Funds) managed by Fidelity. At December 31, 2017 and 2016, the Plan held $933 and $751 of the Fidelity Cash Reserves Fund. The total balance of mutual funds managed by Fidelity at December 31, 2017 and 2016 was $19,355,501 and $15,687,461, respectively.

The Plan has an agreement with Fidelity for record keeping and administrative services with a fixed basis point pricing. The pricing is calculated on a quarterly basis on total Plan Assets based upon average quarterly assets and is subject to offset for revenue received from Fidelity and Non-Fidelity investments as outlined in the agreement. Any remaining balance, after the application of the offsets, will be charged to participant accounts on a quarterly basis.

Notes receivable from participants represent a portion of the Plan’s receivables. These transactions also qualify as party-in-interest transactions. Notes receivable from participants to the Plan were $2,182,444 and $2,188,154 as of December 31, 2017 and 2016, respectively.

8.	Tax Status

The Plan is based on Fidelity Management & Research Co.’s Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangements (“CODA”). The Internal Revenue Service (“IRS”) ruled on March 31, 2014 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) under the volume submitter program and the related trust is, therefore, not subject to tax under the present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no audits for any tax periods currently in progress.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

10. Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2017, through the issuance of these financial statements and have identified the following subsequent event: The Plan was amended in March 2018 to allow after-tax Roth contributions and Roth rollovers to the Plan effective May 1, 2018.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

(a)	(b)	(c)	(d)
		DESCRIPTION OF INVESTMENT
		INCLUDING MATURITY DATE,
		RATE OF INTEREST,
	IDENTITY OF ISSUE, BORROWER,	COLLATERAL,	CURRENT VALUE
	LESSOR OR SIMILAR PARTY	PAR OR MATURITY VALUE	**
*	Urban Outfitters, Inc	Common Stock Fund	$13,013,252
*	Fidelity Cash Reserves Fund	Interest-Bearing Deposits	933
	American Funds Euro Pacific Growth Fund	Mutual Fund	6,898,795
	Dimensional Fund Advisors U.S. Small Cap Value Fund	Mutual Fund	2,845,872
	John Hancock Funds Disciplined Valued Mid Cap Fund	Mutual Fund	2,989,315
	Metropolitan West Total Return Bond Fund	Mutual Fund	1,689,597
*	Fidelity Spartan 500 Index Institutional Fund	Mutual Fund	13,746,351
*	Fidelity Spartan Extended Market Index Fund	Mutual Fund	2,654,628
*	Fidelity Spartan International Index Advantage Fund	Mutual Fund	2,954,522
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	21,008,120
	T. Rowe Price Equity Income Fund	Mutual Fund	4,673,099
	Vanguard Inflational Protected Securities Fund	Mutual Fund	117,985
	Vanguard REIT Index Fund	Mutual Fund	762,173
	Vanguard Small Cap Growth Index Fund	Mutual Fund	4,428,352
	Vanguard Target Retirement Fund 2015	Mutual Fund	179,611
	Vanguard Target Retirement Fund 2020	Mutual Fund	1,813,485
	Vanguard Target Retirement Fund 2025	Mutual Fund	377,416
	Vanguard Target Retirement Fund 2030	Mutual Fund	4,673,352
	Vanguard Target Retirement Fund 2035	Mutual Fund	2,358,674
	Vanguard Target Retirement Fund 2040	Mutual Fund	12,084,142
	Vanguard Target Retirement Fund 2045	Mutual Fund	4,883,743
	Vanguard Target Retirement Fund 2050	Mutual Fund	20,503,643
	Vanguard Target Retirement Fund 2055	Mutual Fund	6,910,793
	Vanguard Target Retirement Fund 2060	Mutual Fund	1,748,565
	Vanguard Target Retirement Income Fund	Mutual Fund	1,761,813
	Vanguard Total Bond Market Fund	Mutual Fund	4,459,339
	William Blair Mid Cap Growth Fund	Mutual Fund	2,314,306
			141,851,876
	Prudential Guaranteed Income Fund	Guaranteed Investment Contract	10,281,653
*	Notes Receivable from Participants	Prime +1% with interest rates ranging from 4.25% to 9.25%; various maturities through June 2031	2,182,444
			$154,315,973

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant directed investments and therefore, is not included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters, Inc. 401(k) Savings Plan

Date: June 25, 2018	By:	/s/ FRANCIS J. CONFORTI
Francis J. Conforti Plan Administrator

Exhibit Index

Exhibit Number	Description

23.1*	Consent of BDO USA, LLP
*	Filed herewith